                                [GLENAYRE LOGO]

April 21, 2005

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      SEC Comment Letter
         Glenayre Technologies, Inc.
         Commission File No. 0-15761

Dear Mr. Spirgel:

Attached are our responses to the staff's letter dated April 7, 2005, regarding the Form 10-K for the fiscal year ended December 31, 2004, filed March 11, 2005 by Glenayre Technologies, Inc. (the "Company").

For ease of review, the staff's comments have been repeated and numbered as in the staff's letter. Each comment from the staff is immediately followed by the Company's response.

I hereby confirm on behalf of the Company that:

- The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me directly at 770-283-2525 if you have any questions regarding our responses.

Sincerely,
/s/  Debra Ziola

Debra Ziola
Senior Vice President, Chief Accounting Officer and Chief Financial Officer

                           GLENAYRE TECHNOLOGIES, INC.
                         RESPONSES TO SEC COMMENT LETTER
                               DATED APRIL 7, 2005


FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Critical Accounting Policies and Estimates, page 13

1. Tell us the nature of your incentive offerings, including special pricing agreements and other volume-based incentives, and your consideration of EITF 01-9.

        RESPONSE:
        The Company's incentive offerings, including special pricing agreements and other volume-based incentives, represent the discounts off the established price list offered to customers in contract negotiations. Once terms are agreed upon, the Company does not provide subsequent sales incentives. The Company accounts for the discounts as reductions to the selling prices of the Company's products and services. Therefore, the discounts are recognized in the income statement as a reduction to revenue in accordance with EITF 01-9. The Company has taken the staff comments into consideration and will clarify its discussion of revenue recognition in the first Form 10-Q for 2005 and subsequent filings.

RESULTS OF CONTINUING OPERATIONS

Year Ended December 31, 2004 compared to 2003, page 20
Year Ended December 31, 2003 compared to 2002, page 21

2. We note that your discussion of profit margins on product sales and services was exclusive of related depreciation. Please revise your discussion to conform to the revised presentation of the consolidated statements of operations based on our comment below.

        RESPONSE:
        The Company has taken the staff comments into consideration and will conform the discussion of results from continuing operations to the new presentation discussed below in our response to Item 3.

CONSOLIDATED STATEMENTS OF OPERATIONS, PAGE 36

3. Since the captions "cost of revenues" and "gross margin" exclude depreciation and amortization for property and equipment directly attributed to the generation of revenue, we believe that this presentation inappropriately reports a figure for income before depreciation and amortization. As required by SAB Topic 11, revise your presentation to either reclassify the applicable depreciation to "cost of sales" or remove the subtotal and caption "gross margin" and indicate the amount of applicable depreciation that is excluded from "cost of revenues."

        RESPONSE:

        The Company will revise its presentation in the first Form 10-Q for 2005 and subsequent filings by reclassifying the applicable depreciation to "cost of sales."

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Segment Reporting, page 65

4.      Revise to provide the disclosures required under paragraph 37 of SFAS
        131.

        RESPONSE:
        The Company presents product and service revenue separately in the consolidated statements of operations. All of the Company's products perform similar functions related to enhanced messaging. The Company's services all relate to the installation or maintenance of the Company's products. Therefore, the Company's products and services each form a single group. Together the single product group and single services group form one segment that provides customers with one complete messaging solution. The Company has taken the staff comments into consideration and will clarify its disclosure as required under paragraph 37 of SFAS 131 in the first Form 10-Q for 2005 and subsequent filings.

ITEM 9A. CONTROLS AND PROCEDURES, PAGE 66.

5. We note that you maintain disclosure controls and procedures "designed to ensure that information required to be disclosed in its filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms." We also note that you used similar language in your subsequent definition of "disclosure controls and procedures."

        In your response letter, please confirm, if true, that your disclosure controls and procedures were also designed to ensure that information required to be disclosed in your Exchange Act filings is accumulated and communicated to management, including your CEO and CFO (or persons performing similar functions) to allow timely decisions regarding required disclosure. See Rule 13a-15(e). Your response letter should also confirm, if true, that your CEO and CFO concluded the disclosure controls and procedures were effective in achieving the above-mentioned purpose.

        Please confirm in your response letter that you will provide similar disclosure in your future filings. Alternatively, if true, please simply state in the future filings that your disclosure controls and procedures are effective.

        RESPONSE:
        We hereby confirm that our disclosure controls and procedures were designed to ensure that information required to be disclosed in our Exchange Act filings is accumulated and communicated to management, including our CEO and CFO (or persons performing similar functions) to allow timely decisions regarding required disclosure and that with respect to their evaluation of our disclosure controls and procedures as of December 31, 2004, our CEO and CFO concluded our disclosure controls and procedures were effective in achieving this purpose. In future filings, to ensure our discussion regarding disclosure controls and procedures captures the full meaning of "disclosure controls and procedures" under applicable SEC rules, we will refer to "disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934)" rather than describing in detail what disclosure controls and procedures are.

6.      We note the following statement in the Controls and Procedures section:

        "Notwithstanding the foregoing, there are inherent limitation to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedure can only provide reasonable assurance of achieving their control objectives."

        In your response letter, please confirm, if true, that your disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives. Your response letter should also confirm, if true, that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective in providing that level of reasonable assurance. Finally, please confirm that you will provide similar disclosure in future filings. As an alternative, please consider removing any reference to the level of assurance of the disclosure controls and procedures in futures filings. For additional guidance, please refer to Release No. 33-8238, which is available on our website (www.sec.gov).

        RESPONSE:
        We hereby confirm that our disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives and that with respect to their evaluation of our disclosure controls and procedures as of December 31, 2004, our CEO and CFO concluded our disclosure controls and procedures were effective in providing such level of reasonable assurance. In future filings, we will state whether based on their evaluation of our disclosure controls and procedures, our CEO and CFO have concluded that our disclosure controls and procedures are effective in providing such level of reasonable assurance.